

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Via E-Mail
Martin A. Dietrich
President and Chief Executive Officer
NBT Bancorp Inc.
52 South Broad Street
Norwich, New York 13815

> **Re:** **NBT Bancorp Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 21, 2012**
> **File No. 333-185074**

Dear Mr. Dietrich:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form S-4

General Comments of the Filing

1. We note that you present, in your response to our letter dated December 17, 2012, proposed revision to your disclosure that will be included in a future amendment to the S-4. Please file an amendment including those changes as soon as possible.

2. Please include an updated consent from your independent auditors in your next pre-effective amendment.

Exhibit 8.1 Opinion of Goodwin Proctor Regarding the Federal Tax Consequences of the Merger

3. Revise the second paragraph to clarify, if true, that the certifications, statements and warranties of NBT and Alliance are of a factual nature.

Exhibit 8.2 Opinion of Hogan Lovells Regarding the Federal Tax Consequences of the Merger

4. The second assumption identified by counsel as supporting its opinion was that the transactions would qualify as a merger under state law. It appears that this is a legal conclusion necessary in order for counsel to opine as to the federal income tax consequences of the merger and therefore is not an appropriate assumption. Revise the opinion to opine as to the state law treatment of the merger, or identify the a separate legal opinion that supports the assumption provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder at 202-551-3294 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

By E-mail to: Jaime Chase
Jaime.chase@hoganlovells.com